Exhibit 99.1

Obsidian Energy Announces 2023 Operations Update With Robust Clearwater Results and Continued Growth Plan Execution

•	Peace River Clearwater results yield robust early production rates, continuing to delineate the Dawson area

•	Peace River Bluesky Walrus field results in a successful extension and deeper zone test, adding substantial inventory upside

•	Strong performance resulted in 2023 average production at the top end of our guidance range of 32,500 boe/d

CALGARY, January 9, 2024 - OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to provide an operational update on our second half 2023 development program with all drilling activity completed on schedule. We expect our full year 2023 average production to be approximately 32,500 boe/d based on preliminary estimates (at the top end of our 32,000 boe/d to 32,500 boe/d guidance range), which is a six percent increase over 2022. Including the impact of our share buyback program in 2023, this translates into 12 percent growth on a production per share basis based on shares outstanding at December 31, 2022, and 2023.

“In September, we announced our three-year growth plan that lays out a detailed roadmap of how we intend to grow our asset base to over 50,000 boe/d by 2026,” commented Stephen Loukas, Obsidian Energy’s President and CEO. “Our activities in the fourth quarter of 2023 represent the first stages of delivering on that plan, and our early results are very encouraging. We discovered a new Bluesky development area at Walrus during the first quarter of 2023, which was followed up with four (4.0 net) wells in the fourth quarter to further extend and delineate this important new area. The Company also continued to unlock the value of our Clearwater assets with the fourth quarter drilling of our most successful Clearwater wells to date, confirming our Dawson acreage as our first Clearwater development area.”

Mr. Loukas continued, “While capital investment drives growth in our Peace River area, we continue to develop our light oil assets at Willesden Green/Pembina (Cardium) and Viking, which provide strong free cash flow and returns to underpin our growth plan through 2024 and 2025. We have begun our 2024 program and expect to release guidance for the year on January 25, 2024.”

2023 DEVELOPMENT PROGRAM UPDATE

Obsidian Energy’s drilling program accelerated in the fourth quarter of 2023 with four rigs in operation across our Peace River, Willesden Green/Pembina (Cardium) and Viking areas. During 2023 we rig released 59 operated (58.5 net) wells including four (4.0 net) oilsands exploration (“OSE”) wells, of which 48 (47.5 net) wells were on production by the end of the year (including 15 (15.0 net) wells which were brought on in late December). The remaining seven (7.0 net) wells are expected to be on production in the first quarter of 2024. In addition, Obsidian Energy participated in 18 non-operated (6.7 net) wells during 2023, three (1.3 net) of which were water injector wells. The breakdown of operated wells that were rig released during 2023 is as follows:

	H1 Gross (Net) Wells	H2 Gross (Net) Wells	Total Gross (Net) Wells
Heavy Oil Assets
Peace River (Bluesky)	6 (6.0)[1]	7 (7.0)	13 (13.0)
Peace River (Clearwater)	1 (1.0)	3 (3.0)	4 (4.0)

Light Oil Assets
Willesden Green (Cardium)	5 (5.0)	7 (6.7)	12 (11.7)
Pembina (Cardium)	2 (1.8)	5 (5.0)	7 (6.8)
Viking	11 (11.0)	8 (8.0)	19 (19.0)

	25 (24.8)	30 (29.7)	55 (54.5)[2]

Peace River (OSE)	4 (4.0)	—	4 (4.0)

TOTAL OPERATED WELLS	29 (28.8)	30 (29.7)	59 (58.5)[2,3]

(1)	Two of the six wells were exploration/appraisal wells to further delineate the Bluesky play.
(2)	48 (47.5 net) wells rig released in 2023 were brought on production by the end of 2023 with the remaining seven (7.0 net) wells expected to be on production in the first quarter of 2024.
(3)	In addition, Obsidian Energy participated in a total of 18 non-operated (6.7 net) wells in 2023, three of which were water injection wells.

As we place the remaining wells from our 2023 program onstream, the Company has started our 2024 first half development program with continued Peace River drilling in the Clearwater and Bluesky formations, and continued development in our Willesden Green/Pembina (Cardium) assets.

HEAVY OIL ASSETS

Peace River

Our focus at Peace River is to unlock the vast potential across our acreage from both a development and exploration/appraisal perspective. Since announcing our growth strategy in September 2023, the team has focused on execution of our plan and proving the potential of new development areas in both our Clearwater and Bluesky plays. We’re extremely pleased with the results to date as the team applies recent technical advancements across our acreage.

Clearwater Development

We drilled and placed on production three (3.0 net) appraisal wells in the Dawson area in the fourth quarter of 2023. We are very excited about the initial results which delineates a significant portion of our Dawson asset and, combined with the 12-33 Pad well drilled earlier in the year, firmly establishes the Dawson asset as our first Clearwater development area.

The Dawson 7-13 Pad (1.0 net) well came online in November and showed a peak rate of 434 boe/d (100 percent oil) and an average initial production (“IP”) 30-day rate of 312 boe/d (100 percent oil). The two (2.0 net) wells at the Dawson 13-23 Pad were brought onstream on December 19 with a pad peak rate of 558 boe/d (100 percent oil) and an average IP 13-day rate of 375 boe/d (100 percent oil) post clean-up. On an individual basis, IP 13-day rates were 228 boe/d (100 percent oil) and 147 boe/d (100 percent oil). As a result of this success, we have more than 20 follow-up Clearwater inventory locations (currently unbooked) identified in the Dawson area. The team is currently optimising an accelerated and expanded drilling program in the area for the second half of 2024.

In December 2023, Obsidian Energy was the successful bidder at the Alberta provincial land sale on 20 contiguous sections of highly prospective Clearwater rights in the Peace River area, augmenting our existing holdings. Identified as part of our broader ongoing technical analysis across the region, we intend to test this new land in the next winter drilling season. In total, Obsidian Energy now holds 525 sections of land in Peace River.

In early January 2024, we commenced our first quarter 2024 Clearwater exploration/appraisal plan that includes the drilling, coring and testing of two (2.0 net) wells in our Nampa area. The Company will also drill and core a further four (4.0 net) Clearwater OSE wells in other areas of our acreage to continue our detailed technical analysis of our holdings.

Bluesky Development

Obsidian Energy completed the drilling and rig release of all seven (7.0 net) wells targeting the Bluesky formation in our second half 2023 development program by mid-December. In total, six (6.0 net) wells were placed on production by the end of the year.

Of key importance is the strong IP results from the four (4.0 net) wells drilled at the Walrus 13-19 Pad during the second half of 2023. Following up on the initial test well in April (peak production rate of 303 boe/d, 100 percent oil), the new Walrus wells came in with peak rates between 365 and 581 boe/d per well, and an average pad 30-day production rate of 1,106 boe/d (100 percent oil) for all five (5.0 net) wells from the pad. One of the Walrus 13-19 Pad wells is successfully testing a lower Bluesky zone, which has the potential to add significant future well inventory and further expand this play. The well showed a peak rate of 486 boe/d (100 percent oil) and an average IP 30-day rate of 333 boe/d (100 percent oil). Obsidian Energy further benefits from this success as producing from stacked pay zones within the Bluesky formation leads to improved capital efficiencies as we can optimize pad and facility design with increased production well density. The greater Walrus field development is a cornerstone of our Bluesky three-year growth plan and as such, the strong, early well results along with success from the deeper formation test creates exciting momentum as we grow production in the field.

The remaining well in the second half 2023 program, the Seal 13-08 Pad (1.0 net) well, was rig released in mid-December 2023 and is expected onstream in January 2024. The Seal area was developed over a decade ago through single leg horizontal drilling and by applying new multi-leg horizontal drilling technology, we are further accessing the area’s potential with new infill wells to capture incremental resource. These wells are highly economic as they are inexpensive to tie-in to existing facilities.

We are currently drilling the first of four wells prior to spring break-up at the offsetting Walrus 15-19 Pad, where we plan to further test the deeper Bluesky zone given the strong production performance at the Walrus 13-9 Pad test well. In addition, we expect to drill two development wells in our Harmon Valley South field in conjunction with drilling and coring of one Bluesky OSE well as we further delineate our Cadotte area and unlock additional inventory in this area.

LIGHT OIL ASSETS

In the fourth quarter of 2023, we continued our light oil development activity as we completed our second half 2023 development program: 30 operated (29.7 net) wells were rig released, of which 24 (23.7 net) are currently on production (including 13 (13.0 net) wells brought onstream in late December). The remaining six (6.0 net) wells will be brought on production in the first quarter of 2024. Initial indications are encouraging as the team works on cleaning up and optimizing production from recent well additions. Concurrently, we have initiated the 2024 development program to help maintain light oil production levels throughout our three-year plan.

Willesden Green

Obsidian Energy had a strong end to the year at Willesden Green with the rig release of seven (6.7 net) wells targeting the Cardium formation: four (3.7 net) wells were placed on production prior to the end of 2023, three of which came onstream in late December. A third (1.0 net) well on the three-well 4-18 Pad was spud in December 2023; the Pad is expected to be onstream in February 2024.

The well at the Open Creek 9-17 Pad continues its very strong performance with flat declines and high production rates. Spud in September 2023, the one (0.7 net) well is proving to be highly economic with an average IP 30-day rate of 491 boe/d (86 percent oil). Production declines have been minimal with an average IP 60-day rate of 473 boe/d (83 percent oil) and IP 90-day rate of 472 boe/d (78 percent oil). The results of this well have reinforced the value of the eastern acreage of Willesden Green and we plan to return to development in this area in 2024.

Pembina

Development work was continuous to the end of December in the Pembina area. Construction and drilling of the two (2.0 net) wells at the Paddy North 10-28 Pad were completed during the fourth quarter of 2023 with production onstream in late-December. The wells are currently being optimized. The four-well 7-36 Pad was constructed and spud in the fourth quarter: three (3.0 net) wells were rig released between November and December with the fourth (1.0 net) well expected to be rig released in January. Production from all four wells is expected to be onstream in February of 2024.

In 2023, Obsidian Energy also participated in the development of the non-operated Pembina Cardium Unit 11 (“PCU#11”) (45 percent working interest). In total, 12 (5.4 net) wells were drilled over the year, including 3 (1.3 net) injection wells. The results of this program have been excellent with the first seven of nine producing wells providing average IP 30-day rates of 376 boe/d (94 percent oil). We expect that our partner will continue the development of the PCU#11 with a similarly sized program in 2024.

Viking

Following up on our previous success at Viking, Obsidian Energy efficiently constructed, drilled, rig released and placed all eight (8.0 net) wells on the 2-22 Pad on production by the end of December. The wells are in the process of cleaning up with strong production additions anticipated in early 2024, providing additional cash flow from this shallow, low-risk, highly economic resource play.

HEDGING UPDATE

We have recently added to our hedge positions, primarily through the addition of AECO swaps and collars. The following contracts are currently in place on a weighted average basis:

Oil Contracts

Type	Remaining Term	Volume (bbl/d)	Swap Price ($/bbl)
WTI Swap	November 2023	1,083	US$80.77
WTI Swap	December 2023	5,355	US$75.85
Oil Collars	October 2023	8,500	$115.70 – $124.05
Oil Collars	November 2023	3,917	$112.24 – $117.74
Oil Collars	December 2023	4,000	$102.00 – $106.53
WCS Differential	October – December 2023	1,500	($21.20)
WCS Differential	April – June 2024	750	($18.80)

AECO Natural Gas Contracts

Type	Term	Volume (mcf/d)	Percentage Hedged[1]	Swap Price ($/ mcf)
AECO Swap	November 2023	26,588	43%	$3.47
AECO Swap	December 2023 – March 2024	32,749	50%	$3.35
AECO Swap	April – October 2024	43,365	65%	$2.52
AECO Swap	November 2024 – March 2025	14,929	23%	$3.74
AECO Collars	November 2024 – March 2025	4,976	8%	$3.43 – $4.11

Electricity Contracts

Type	Remaining Term	Volume (MWh/d)	Swap Price ($/MWh)
Power Swaps	January – December 2024	144 MWh/d	$92.83

ADDITIONAL READER ADVISORIES

OIL AND GAS INFORMATION ADVISORY

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

TEST RESULTS AND INITIAL PRODUCTION RATES

Test results and initial production rates disclosed herein, particularly those short in duration, may not necessarily be indicative of long-term performance or of ultimate recovery. Readers are cautioned that short-term rates should not be relied upon as indicators of future performance of these wells and therefore should not be relied upon for investment or other purposes. A pressure transient analysis or well-test interpretation has not been carried out and thus certain of the test results provided herein should be considered preliminary until such analysis or interpretation has been completed.

DRILLING LOCATIONS

This news release discloses drilling locations or inventory. Unbooked drilling locations are internal estimates based on our prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves or resources.

Unbooked locations have been identified by management as an estimation of our multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information. There is no certainty that we will drill all unbooked locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves, resources or production. The drilling locations on which we actually drill wells will ultimately depend upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While certain of the unbooked drilling locations have been de-risked by drilling existing wells in relative close proximity to such unbooked drilling locations, other unbooked drilling locations are farther away from existing wells where management has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional oil and gas reserves or production.

ABBREVIATIONS

Oil		Natural Gas
bbl	barrel or barrels	AECO	Alberta benchmark price for natural gas
bbl/d	barrels per day	GJ	gigajoule
boe	barrel of oil equivalent	mcf	thousand cubic feet
boe/d	barrels of oil equivalent per day	mcf/d	thousand cubic feet per day
MSW	Mixed Sweet Blend	mmcf/d	million cubic feet per day
WTI	West Texas Intermediate
WCS	Western Canadian Select	Electricity
		MWh	Megawatt hour
		MWh/d	Megawatt hour per day

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our expectations for 2023 full year average production; our expectations for our three-year growth plan including but not limited to production, development, inventory and locations; how we plan to fund our growth plan; expected timing for drilling, rig releases, and on-production and onstream dates; our focuses and expectations for each of our development locations; our intentions regarding our land base; our expectations our partners drilling programs; our expected release timing for 2024 guidance; and our hedges.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of or acquire material producing properties or royalties or other interests therein other than stated herein (provided that, except where otherwise stated, the forward-looking statements contained herein do not assume the completion of any transaction); that regional and/or global health related events will not have any adverse impact on energy demand and commodity prices in the future; that the Company’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to any resurgence of the pandemic; global energy policies going forward, including the continued ability of members of OPEC, Russia and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs created as a result of the COVID-19 pandemic or otherwise, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; Obsidian Energy’s views with respect to its financial condition and prospects, the stability of general economic and market conditions, currency exchange rates and interest rates, and our ability to comply with applicable terms and conditions under the Company’s debt agreements, the existence of alternative uses for Obsidian Energy’s cash resources and compliance with applicable laws; our ability to execute our plans as described herein and in our other disclosure documents, including our three-year growth plan, and the impact that the successful execution of such plans will have on our Company and our stakeholders; future capital expenditure and decommissioning expenditure levels; future net operating costs and G&A costs; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future crude oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in production due to low commodity prices or the further deterioration of commodity prices; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events, wild fires, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to continue to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability (if necessary) to replace our syndicated bank facility and our ability (if necessary) to finance the repayment of our senior unsecured notes on maturity or pursuant to the terms of the underlying agreement; and our ability to add production and reserves through our development and exploitation activities.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: Obsidian Energy’s future capital requirements; general economic and market conditions; demand for Obsidian Energy’s products; and unforeseen legal or regulatory developments and other risk factors detailed from time to time in Obsidian Energy reports filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission; the possibility that we change our budget in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full (including our recent announced three-year growth plan), and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; the possibility that the Company is unable to complete one or more of the potential transactions being pursued, on favorable terms or at all; the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs implemented in connection regional and/or global health related events or otherwise, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events, and the responses of governments and the public to any pandemic, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that there is another significant decrease in the valuation of oil and natural gas companies and their securities and the decrease in confidence in the oil and natural gas industry generally whether caused by a resurgence of the COVID-19 pandemic, the worldwide transition towards less reliance on fossil fuels and/or other factors; the risk that the financial capacity of the Company’s contractual counterparties is adversely affected and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior unsecured notes is not further extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew or refinance our credit facilities on acceptable terms or at all and/or finance the repayment of our senior unsecured notes when they mature on acceptable terms or at all and/or obtain new debt and/or equity financing to replace one or all of our credit facilities and senior unsecured notes; the possibility that we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our senior unsecured notes; the possibility that we are unable to complete the Offer with our noteholders; the possibility that we are forced to shut-in production, whether due to commodity prices failing to rise or other factors; the risk that OPEC and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for crude oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; the risk that wars and other armed conflicts adversely affect world economies and the demand for oil and natural gas, including the ongoing war between Russian and Ukraine and/or hostilities in the Middle East; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company’s ability to obtain financing on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments and consumers to public opinion and/or special interest groups. Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company’s Annual Information Form (See “Risk Factors” and “Forward-Looking Statements” therein) which may be accessed through the SEDAR+ website (www.sedarplus.ca), EDGAR website (www.sec.gov) or Obsidian Energy’s website. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Unless otherwise specified, the forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American in the United States under the symbol “OBE”.

All figures are in Canadian dollars unless otherwise stated.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com